UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CYPRESS SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1– 10079	94-2885898
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

198 Champion Court
San Jose, California 95134

(Address of principal executive offices and zip code)
Thad Trent, (408) 943-2600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Cypress Semiconductor Corporation (including its consolidated subsidiaries, the "Company") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013.

The description of the Company's reasonable country of origin inquiry ("RCOI"), the results of the RCOI, and the determination the Company reached as a result of its RCOI is included in the Conflict Minerals Report attached as an exhibit to this Form SD.

Item 1.02 Exhibits

A copy of the Company's Conflict Minerals Report is filed herewith as Exhibit 1.02.

Item 2.01 Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly undersigned hereunto duly authorized.
CYPRESS SEMICONDUCTOR CORPORATION

Date: June 2, 2014	By: /s/ Thad Trent________________________
Thad Trent
Chief Financial Officer, Executive Vice President,
Finance and Administration